SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of July, 2013

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Initial Success from the AIXTRON 5-Point-Program
Progress in efficiency and cost reduction programs
Customers remain hesitant to invest

Aachen, Germany, July 25, 2013 - AIXTRON SE (ISIN DE000A0WMPJ6), a leading provider of deposition equipment to the semiconductor industry, today announced revenues of EUR 45.3m for the second quarter of 2013, representing a quarterly sequential increase of 13 percent compared to EUR 40.2m in Q1/2013. AIXTRON also recorded improvements in its gross profit and operating result (EBIT).

This development reflects first positive impacts from the 5-Point-Program, which was started in Q1/2013. Efficiency improvements and cost cutting measures resulted in reductions in both cost of sales and operating expenses.

Key Financials

	2013	2012		2013	2013
(in EUR million)	H1	H1	+/-	Q2	Q1	+/-
Revenues	85.6	88.1	-3%	45.3	40.2	13%
Gross profit	-35.4	25.0	-242%	12.3	-47.7	126%
Gross margin	-41%	28%	-69 pp	27%	-118%	145 pp
Operating result (EBIT)	-86.1	-34.7	148%	-9.8	-76.3	-87%
EBIT margin	-101%	-39%	-62 pp	-22%	-190%	168 pp
Net result	-87.8	-23.9	-267%	-11.8	-76.0	-84%
Net result margin	-103%	-27%	-76 pp	-26%	-189%	163 pp
Net result per share - basic (EUR)	-0.87	-0.24	-263%	-0.12	-0.75	-84%
Net result per share - diluted (EUR)	-0.87	-0.24	-263%	-0.12	-0.75	-84%
Free cash flow*	5.6	-37.5	115%	-3.7	9.3	-140%
Equipment order intake	60.3	61.5	-2%	30.5	29.9	2%
Equipment order backlog (end of period)	71.7	137.7	-48%	71.7	78.4	-9%

* Operating CF + Investing CF + Changes in Cash Deposits

Investment demand from LED manufacturers remained subdued despite a continued reduction of production overcapacities in the market. This was also reflected in the development of order intake (Q2/2013: EUR 30.5m; Q1/2013: EUR 29.9m).

Gross profit in Q2/2013 amounted to EUR 12.3m and thus came in significantly better than the previous quarter which had been affected by inventory write-downs (Q1/2013: EUR -47.7m; Q2/2012: EUR 14.7m; H1/2013: EUR -35.4m; H1/2012: EUR 25.0m). The Q2/2013 gross profit also benefitted from a favorable product mix.

The Q2/2013 EBIT of EUR -9.8m improved against both the previous year's and the last quarter's results (Q2/2012: EUR -16.5m; Q1/2013: EUR -76.3m; H1/2013: EUR -86.1m; H1/2012: EUR -34.7m). As mentioned above, this sequential development also reflects the initial success of the 5-Point-Program which began in Q1/2013.

The net result for Q2/2013 amounted to EUR -11.8m, representing a significant improvement over the EUR -76.0m in Q1/2013 (Q2/2012: EUR -11.6m; H1/2013: EUR -87.8m; H1/2012: EUR -23.9m).

Free cash flow in the first half of 2013 amounted to EUR 5.6m, despite a net cash outflow of EUR -3.7m in Q2/2013. As of June 30, 2013, AIXTRON recorded cash and cash equivalents, including bank deposits with a maturity of more than three months, of EUR 215.9m (EUR 219.9m as of March 31, 2013; EUR 209.5m as of December 31, 2012).

5-Point-Program

This program, presented by the CEO in May 2013, consists of a number of targeted individual projects, which are all designed to address the following five topics: 1) focus on customer benefits; 2) utilization of technology and product portfolio; 3) processes; 4) attention to financial targets; 5) strengthening of AIXTRON's corporate culture.

The program consists of a series of different projects. After planning and implementing an improved product development process, a specific initiative for the optimization of the AIXTRON supply chain has been started. The aim is to increase efficiency on a global scale in procurement, logistics and inventory-management. In addition, AIXTRON continues customer-specific measures, e.g. to increase output and yield of the installed base. Another major objective of the Company program is to reduce operating expenses by 20%.

Management Review

Martin Goetzeler, President & Chief Executive Officer at AIXTRON SE since March 1, 2013, firmly believes in the success of the transformation measures: 'With our 5-Point-Program we are on track to regain sustainable profitability. Our main focus is on innovative technology solutions, increasing the production efficiency of our customers as well as the efficiency of our own core process flows. This is valid for all of our targeted growth markets, including applications beyond LED, such as next generation memory chips. Our Q2 figures show first positive results of the successful implementation of our 5-point-program.'

The rising rates of capacity utilization at leading LED manufacturers give reason to believe that the overcapacity in the market for MOCVD equipment for the production of LEDs continues to diminish. However, it remains difficult to predict, when and to what extent this will translate into significant new equipment orders. Due to this continuing low visibility, Management remains unable to give precise guidance on the Company's revenues and EBIT margin for the current financial year.

Financial Tables

The H1/2013 results presentation as well as the consolidated financial statements (statement of financial position, income statement, cash flow statement, statement of changes in equity) relating to this press release are available at Reports/Presentations, as part of AIXTRON's financial report for the first half of 2013.

Investor Conference Call

AIXTRON will host a financial analyst and investor conference call (in English) on Thursday, July 25, 2013, 3:00 p.m. CEST (6:00 a.m. PDT, 9:00 a.m. EDT) to review the first half 2013 results. From 2:45 p.m. CEST (5:45 a.m. PDT, 8:45 a.m. EDT) you may dial in to the call at +49 (69) 247501-899 or +1 (212) 444-0297. A conference call audio replay or a transcript of the conference call will be available at http://www.aixtron.com, section 'Investors, Reports/Presentations', following the conference call.

Contact:

Guido Pickert
Investor Relations and Corporate Communications
T: +49-241-8909-444
F: +49-241-8909-445
invest@aixtron.com

For further information on AIXTRON SE (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate' and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the executive board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	July 25, 2013	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO